Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended July 31, 2024

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of September 15, 2024, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended July 31, 2024 and the Company’s audited consolidated financial statements for the year ended October 31, 2023, all of which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated on July 18, 2017, pursuant to the provisions of the Business Corporations Act (British Columbia). The Company’s principal executive offices are located at 101 – 1220 W. 6th Ave, Vancouver, BC V6H1A5 and its operational offices are located at 20 Rahul Wallenberg, Tel Aviv, Israel.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, or FSE, under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On November 28, 2023, the Company effected a 1-for-30 reverse split of its issued and outstanding common shares, such that each thirty of the Company’s common shares, no par value, were consolidated into one common share, no par value.

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million.

Company Overview

The Company is a clinical pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for Alcohol misuse can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 2.6 million deaths each year globally and is one of the leading preventable causes of death in the United States. Apart from potentially changing people’s lives, the Company believes that the Company’s treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 178,000 people die every year in the United States alone due to binge drinking.

The Company has also advanced its proprietary MEAI-based alcohol substitute beverage program by completing most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide and entering into a strategic agreement to source global manufacturers and distributors for its MEAI-based alcohol substitute beverages.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Significant developments during the period

On January 10, 2024, the Company announced that it completed a Type A meeting with the U.S. Food and Drug Administration (FDA) to discuss the Company’s clinical trial of its proprietary MEAI-based, CMND-100 compound, for the treatment of Alcohol Use Disorder treatment (AUD) using its novel psychedelic- based therapy.

On January 16, 2024, the Company completed the closing of the sale of Common Shares and Pre-Funded Warrants in a registered direct offering. In a concurrent private placement, the Company also agreed to sell to the same investors, Common Warrants. Aggregate gross proceeds to the Company from both transactions were approximately $2.4 million. The transactions consisted of the sale of an aggregate of 1,500,000 Common Units (or Pre-Funded Units), each consisting of one Common Share or Pre-Funded Warrant and one Common Warrant to purchase one Common Share per warrant at an exercise price of $1.60. The public offering price per Common Unit was $1.60 (or $1.5999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering decreased on a one-for-one basis. The Common Warrants will be exercisable immediately after registration and expire 60 months after the initial issuance date.

On February 1, 2024, the Company announced the signature of a long-term licensing agreement with BIRAD, the research and development company of Bar-Ilan University, a leading Israeli research center. The licensing agreement refers to the Company’s dedicated treatment for cocaine addiction which previously indicated a significant decrease in cocaine craving. Clearmind previously reported positive pre-clinical results for the treatment of cocaine addiction using MEAI, its novel psychedelic molecule. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar-Ilan University (Ramat Gan, Israel), one of the most respected researchers and research institutions in the field of addiction.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

On February 5, 2024, the Company announced that it has received patent approval for its psychedelic based treatment of binge behaviors in China by the China National Intellectual Property Administration. The granting of this latest patent establishes both the Company’s patent protection around its flagship molecule as well as its extensive IP protection in the psychedelic space.

On February 23, 2024, the Company announced that it has received approval from the Ministry of Health of Israel to commence its phase I/IIa clinical trial for alcohol use disorder (AUD) patients using the Company’s proprietary MEAI-based (5-methoxy-2-aminoindane) CMND-100 oral capsule. The clinical trial is a multinational, multi-center, single and multiple dose tolerability, safety and pharmacokinetic study of CMND-100 in healthy volunteers and AUD subjects. The Israeli study will be led by Prof. Mark Weiser, M.D., head of the Psychiatric Division at the Sheba Medical Center in the Tel Aviv suburb of Ramat Gan.

On March 13, 2024, the Company announced that it has received approval for a voluntary delisting of its common shares from the Canadian Securities Exchange (“CSE”). The delisting from the CSE does not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”). The common shares will continue to trade on the NASDAQ under the symbol CMND. The Company believes that the trading volume of its shares on the CSE no longer justified the expenses and administrative efforts required to maintain a dual listing. The Company also believes that the delisting from the CSE will create a central marketplace for its common shares on the NASDAQ, and ultimately benefit the long-term liquidity and shareholder value of the Company. Following delisting from the CSE, Clearmind’s shareholders can trade their common shares through their brokers on NASDAQ. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on NASDAQ, Clearmind’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the Company’s common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade Clearmind’s shares on the NASDAQ.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

On April 17, 2024, the Company announced that it has signed an exclusive licensing agreement with Yissum Research Development Company of the Hebrew University of Jerusalem. This partnership marks a significant step in harnessing generation 3.0 psychedelic compounds, methods of their preparation, and uses thereof in the treatment of addiction and mental disorders. Under the terms of the agreement, Clearmind receives exclusive worldwide rights to develop, research, manufacture, market, and commercialize products derived from a patent-pending synthesis of psychedelic compounds, enriching the Company’s innovative portfolio in addiction and mental health treatments.

On May 7, 2024, the Company announced that it has signed an exclusive patent licensing agreement with Yissum Research Development Company of the Hebrew University of Jerusalem. This agreement provides Clearmind with exclusive global rights to further develop, manufacture, and commercialize innovative compounds invented by Professors Rami Yaka, Ahmed Masaewa and Avi Priel from the Hebrew University. These novel compounds are targeted at treating post-traumatic stress disorder (PTSD) and other mental health conditions. The global market for PTSD treatment, valued at $16.8 billion in 2023, is expected to reach $27.37 billion by 2033, according to Future Market Insights. Existing treatment options like SSRIs and SNRIs offer limited efficacy and are often accompanied by side effects including nausea, weight gain, sexual dysfunction, insomnia and increased anxiety. Under the terms of the agreement, Clearmind receives exclusive rights to develop, manufacture, and commercialize novel compounds for treating PTSD and other mental health disorders. Clearmind is responsible for the ongoing development and potential commercialization in line with regulatory guidelines. The agreement includes future milestone payments, royalties on future sales, and commitments to safeguard intellectual property rights.

On May 10, 2024, the Company announced that it has advanced in its proprietary MEAI-based alcohol substitute beverage program. The Company has completed most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide. Clearmind’s alcohol substitute was granted patents in the U.S., India and Europe. This project is being led by former Red Bull Canada and Juul Labs Canada executive, Nicholas Kadysh, serving as an Executive Special Advisor to the Company. According to a report by IWSR, the leader in global beverage alcohol data and insights, no- and low-alcohol consumption across the world’s leading 10 no/low markets, which account for approximately 70% of global no/low-alcohol volumes, grew by +5% in volume in 2023, and the market is now worth over $13 billion. The no/low alcohol category is forecast to grow at a volume CAGR of +6% between 2023 and 2027, led by no-alcohol at +7%, with low-alcohol expanding by +3% over the same timescale. In July 2024, the Company announced a strategic engagement to source global manufacturers and distributors for its MEAI-based alcohol substitute beverages.

On July 16, 2024, the Company announced that the FDA cleared the Company’s Investigational New Drug (IND) application for its proprietary MEAI-based CMND-100 oral capsule, allowing the Company to proceed with a Phase I/IIa clinical trial in the United States for treating patients with AUD. This announcement followed the Company announcement in February 2023 that it received approval from the Israeli Ministry of Health to commence the Phase I/IIa clinical trial in Israel for AUD. The Phase I/IIa clinical trial is a multinational, multi-center, single and multiple dose, tolerability, safety and pharmacokinetic trial of CMND-100 in healthy volunteers and AUD subjects. The Company has signed agreements to perform the Phase I/IIa clinical trial in leading universities in the United States, Yale School of Medicine’s and the Johns Hopkins University School of Medicine. The Israeli trial will be conducted at the IMCA in the Tel Aviv suburb of Ramat Gan. The primary endpoint of the Phase I/IIa clinical trial is to find the tolerable dose and characterize the safety and pharmacokinetics / pharmacodynamics of single and repeated doses of CMND-100 in healthy subjects and those with AUD. The secondary endpoint is to evaluate preliminary efficacy of CMND-100 in reduction of drinking patterns and cravings in individuals with moderate-to-severe AUD. Oral capsules will be administered and subjects treated by these oral capsules will report their drinking patterns and cravings for alcohol during the clinical trial.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Prior Use of Proceeds Disclosure

The table below describes the difference between the Company’s anticipated use of proceeds from public offerings completed since November 2022, as disclosed in previous news releases. The table shows the amounts actually spent for the period from November 1, 2022, through to July 31, 2024. The variances noted below do not have a material impact on the Company’s ability to achieve its business objectives and milestones. The table below does not include proceeds received from the exercise of warrants.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to July 31, 2024 (USD)
November 2022 public offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	0.65 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	0.53 million
January 2024 Public Offering
For general corporate purposes and working capital.	2.4 million	0.6 million

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Selected Financial Information

The following financial data prepared in accordance with IFRS in United States dollars is presented for the three- and nine-month period ended July 31, 2024 and 2023.

	Three months ended		Nine months ended
	July 31,		July 31,
	2024	2023	2024	2023

Operating expenses
General and administrative	$1,125,365	$838,925	$3,262,427	$3,422,798
Research and development, net	345,883	263,954	896,317	1,169,156
Total operating expenses	1,471,248	1,102,879	4,158,744	4,591,954

Finance income (expenses)

Changes in fair value of derivative warrant liabilities	(643,225)	482,331	(83,080)	121,774
Unrealized gain (loss) on short-term investment	–	(12,222)	415,826	(70,971)
Realized loss on short-term investment	–	–	(423,438)	–
Foreign exchange gain (loss)	(5,380)	33,645	(2,709)	(61,711)
Other finance income, net	85,024	17,307	179,555	41,288
Total finance income (expenses)	(563,581)	521,061	86,154	30,380

Other income (expenses)
Other expenses	(16,498)	–	(16,498)	–
Dividend received	–	–	–	16,555
Total other income (expenses)	(16,498)	–	(16,498)	16,555

Loss before taxes	(2,051,327)	(581,818)	(4,089,088)	(4,545,019)
Tax income (expenses)	(42,590)	6,631	(280,846)	(6,019)
Net Loss and Comprehensive loss	$(2,093,917)	$(575,187)	$(4,369,934)	$(4,551,038)

Three-month period ended July 31, 2024, compared to the three-month period ended July 31, 2023

Research Costs

Research costs are comprised primarily of (i) pre-clinical trials and (ii), regulatory professional and other expenses.

For the three-month period ended July 31, 2024, research costs amounted to $345,883 as compared to $263,954 for the three-month period ended July 31, 2023.

During the mentioned period, most of our R&D activity revolved around our upcoming clinical trial.

General and Administrative Expenses

For the three-month period ended July 31, 2024, general and administrative expenses amounted to $1,125,365 as compared to $838,925 for the three-month period ended July 31, 2023. The primary reason for the increase in 2024 is due to the increase in share based compensation, and to a lesser extent to an increase in professional fees.

Finance income (expenses)

For the three-month period ended July 31, 2024, financial expenses amounted to $(563,581) as compared to financial income of $521,061 for the three-month period ended July 31, 2023. The financial expenses during the three-month period ended July 31, 2024, consist of change in warrant liability of $(643,225), foreign exchange loss of $(5,380) and finance income, net of $85,024.

Loss for the period

The Company reported a loss for the three-month period ended July 31, 2024, of $2,093,917 as compared to a loss of $575,187 for the three-month period ended July 31, 2023.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Nine-month period ended July 31, 2024, compared to the nine-month period ended July 31, 2023

Research Costs

Research costs are comprised primarily of (i) pre-clinical trials and (ii), regulatory professional and other expenses.

For the nine-month period ended July 31, 2024, research costs amounted to $896,317 as compared to $1,169,156 for the nine-month period ended July 31, 2023.

During the mentioned period, most of our R&D activity revolved around our upcoming clinical trial. The decrease in activities compare to the prior period results from the large expenses incurred to complete our pre-clinical program.

General and Administrative Expenses

For the nine-month period ended July 31, 2024, general and administrative expenses amounted to $3,262,427 as compared to $3,422,798 for the nine-month period ended July 31, 2023. The primary reason for decrease in 2024 is due to decrease in amounts spent on investor relations compared to the prior period.

Finance income (expenses)

For the nine-month period ended July 31, 2024, financial income amounted to $86,154 as compared to financial income of $30,380 for the nine-month period ended July 31, 2023. The financial income during the nine-month period ended July 31, 2024, consist of change in warrant liability of $(83,080), foreign exchange loss of $(2,709), unrealized gain on short-term investment of $415,826, realized loss on short-term investment of $(423,438) and finance income, net of $179,555.

Loss for the period

The Company reported a loss for the nine-month period ended July 31, 2024, of $4,369,934 as compared to a loss of $4,551,038 for the nine-month period ended July 31, 2023.

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	July 31, 2024	April 30, 2024	January 31, 2024	October 31, 2023

Total revenues	$–	$–	$–	$–
Net loss	(2,093,917)	(908,217)	(1,367,800)	(4,069,799)
Net profit (loss) per share, basic and diluted	(0.59)	(0.28)	(0.90)	1.27

	July 31, 2023	April 30, 2023	January 31, 2023	October 31, 2022

Total revenues	$–	$–	$–	$–
Net loss	(575,187)	(2,076,382)	(1,899,469)	(1,554,176)
Net loss per share, basic and diluted	(2.43)	(16.62)	(24.80)	(35.51)

Factors causing significant variations in quarterly results are as follows:

●	The increase in loss for the quarter ended October 31, 2022, was primarily due to an increase in research and development expenditures.

●	The increase in loss for the quarter ended January 31, 2023, was primarily due to an increase in general and administrative costs.

●	The increase in loss for the quarter ended April 30, 2023, was primarily due to an increase in financial expenses relating to the change in fair value of the warrant liability of $360,557.

●	The decrease in loss for the quarter ended July 31, 2023, was primarily due to a gain on the revaluation of the total warrant liability of $482,331.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

●	The increase in loss for the quarter ended October 31, 2023, was primarily due to a loss on the revaluation of the total warrant liability of $2,189,986.

●	The decrease in loss for the quarter ended January 31, 2024, was primarily due to a gain on the revaluation of the total warrant liability of $155,143.

●	The decrease in loss for the quarter ended April 30, 2024, was primarily due to a gain on the revaluation of the total warrant liability of $405,002.

●	The increase in loss for the quarter ended July 31, 2024, was primarily due to a loss on the revaluation of the total warrant liability of $643,225.

Liquidity and Capital Resources

As of July 31, 2024, the Company had cash on hand of $7,679,648 and working capital of $3,319,891, compared to $5,427,739 and working capital of $824,760 as of October 31, 2023, respectively. During the nine-month period ended July 31, 2024, the Company’s overall position of cash increased by $2,251,909 from the year ended October 31, 2023. This increase in cash can be attributed to the following:

●

The Company’s net cash used in operating activities during the nine-month period ended July 31, 2024, was $3,781,514 as compared to $5,548,304 for the nine-month period ended July 31, 2023. This decrease is mostly due to a decrease in expenditures on operating activities after adjusting for non-cash items, and changes in prepaid expenses, receivables, accounts payable and accrued liabilities and amounts due to/from related parties.

●	Net cash generated from investing activities - being proceeds from the sale of a short-term investment- for the nine -month period ended July 31, 2024, was $112,303 as compared to $7,686 for the nine-month period ended July 31, 2023.

●	Net cash provided from financing activities for the nine -month period ended July 31, 2024, was $5,931,173 as compared to $9,259,126 for the nine-month period ended July 31, 2023. Cash provided in 2024 was from the January 2024 Public Offering and from exercise of warrants. In 2023 the cash was provided from the November 2022 Public Offering and the April 2023 Public Offering.

The Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months, however, the Company may have capital requirements in excess of its currently available resources in order to advance all it its programs. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the possible future commercialization of any of its drug candidates, subject to regulatory approval.

In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2023.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Officers:
Consulting fees	$86,792	$98,167	$335,066	$318,668
Share based compensation	103,977	31,709	251,717	107,089
	$190,769	$129,876	$586,783	$425,757
Directors:
Directors’ fees	$58,538	$41,022	$184,063	$121,998
Share based compensation	101,157	28,558	310,069	106,682
	$159,695	$69,580	$494,132	$228,680

(ii)	Balances with related parties

	July 31,	October 31,
	2024	2023
Amounts owed to officers	$29,625	$29,666
Amounts owed to directors	18,952	12,767
	$48,577	$42,433

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate SciSparc’s and the Company’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they may enter into a joint venture by the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains at a very early stage.

For the three and nine months ended July 31, 2024, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $4,080 and $26,888, respectively (three and nine months ended July 31, 2023- $126,661 and $126,661, respectively). As of July 31, 2024, $108,597 is owed to the Company by SciSparc (October 31, 2023- $136,002).

c.

On December 25, 2023, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 240 square meters. The Company occupies approximately 120 square meters of the space for its offices. The Company’s base rent was ILS 23,300 per month ($6,500) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

On March 31, 2024, the Company and SciSparc agreed to terminate the lease agreement prior to the initial term of the lease. As a result, the Company paid early termination fees of approximately $13,000 and paid approximately $3,000 to a broker. The loss upon early termination related to this transaction was recorded as other expenses within the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

On June 13, 2024, the Company entered into an agreement with SciSparc for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 193 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month ($3,400) during the term of the lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 10%.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of July 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance July 31, 2024
Derivative warrants liability	$–	$–	$4,314,223	$4,314,223

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrants liability	–	–	4,310,379	4,310,379

The fair values financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at July 31, 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of July 31, 2024.

Cash and cash equivalents	$75,440
Other receivables	62,380
Accounts payable and accrued liabilities	(105,839)
Due to related parties	(38,577)
Total foreign currency financial assets and liabilities	$(6,596)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(660)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of July 31, 2024, and October 31, 2023:

July 31, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$276,744	$276,744	$–
Due to related parties	48,577	48,577	–
Lease liability	60,898	35,320	25,578
	$386,219	$360,641	$25,578

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the nine months ended July 31, 2024, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Disclosure of Outstanding Share Data

Authorized share capital consists of unlimited number of common shares without par value.

As of July 31, 2024, and September 15, 2024, the Company had 3,979,243 and 4,056,335 common shares issued and outstanding, respectively.

As of July 31, 2024, and September 15, 2024, the Company had 5,521 stock options outstanding.

As of July 31, 2024, and September 15, 2024, the Company had 2,618,903 and 2,549,311 warrants outstanding, respectively.

As of July 31, 2024, and September 15, 2024, the Company had 171,570 and 164,070 RSU’s outstanding, respectively.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2024

Risks and Uncertainties

The Company business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 9 and other risk factors contained in the Company’s Annual Information Form filed in SEDAR on December 1, 2022. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment. The following is a summary of some of the principal risks the Company faces:

●	The Company has incurred losses since its inception. The Company anticipated that it will incur significant losses for the foreseeable future, and the Company may never achieve or maintain profitability.

●	The Company’s financial statements contain an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

●	If the Company is unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, the Company may not be successful in commercializing those product candidates.

●	If the Company is unable to maintain effective proprietary rights for the Company’s product candidates or any future product candidates, the Company may not be able to compete effectively in its markets.